Exhibit 99.1

March 10, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  REPORTS  FURTHER  DISRUPTIONS  AT  ITS  GUANAJUATO MINE
COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) provides an update on developments at its Guanajuato Mine Complex in Mexico.

On March 9th, at around 2:00 pm PDT, approximately 60 people gained unauthorized entry to the Company’s main administration building and plant facility in Guanajuato and continue to illegally occupy the facilities.  All employees and contractors are safe and accounted for, and are off site.  There have been no reports of any violence.  Mining, plant and administration services have been shut down until the situation is resolved.  The authorities have been notified but have not yet taken action.

“First and foremost, we are thankful that our people are all off site and safe”, stated Robert Archer, President & CEO.  “It appears that a few members of the mining cooperative who sold the mine to Great Panther in 2005, when they were facing bankruptcy, are behind this illegal occupation of our facilities.  It is unknown at this time whether these members of the cooperative have been involved with recent activities of illegal miners.  We will work with municipal, state and federal authorities to find a peaceful and expedient resolution to this situation, however, we are currently reviewing all options to regain custody of our facility and ensure the security of our operations and our people.”

The Company will keep the public informed as events unfold.

For further information, please contact:
Robert A. Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.